February 20, 2025

Roy W. Olivier
Chief Executive Officer
Research Solutions, Inc.
10624 E. Eastern Ave., Ste. A-614
Henderson, NV 89052

       Re: Research Solutions, Inc.
           Registration Statement on Form S-3
           File No. 333-284847
           Filed February 11, 2025
Dear Roy W. Olivier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Louis Wharton